

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigao City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

   Re: Entrepreneur Universe Bright Group
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed March 29, 2023
    Response dated July 20, 2023
    File No. 000-56305

Dear Guolin Tao:

  We have reviewed your July 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 68

1. We note your statement that you reviewed public filings, as well as your material contracts and board composition in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

You may contact Jennifer Gowetski at 202-551-3401 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services